SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                           SCHEDULE 13D
           (Under the Securities Exchange Act of 1934)

                    Alpine Air Express, Inc.
                         (Name of Issuer)

                       Common Voting Stock
                  (Title of Class of Securities)

                            02081R 10 8
                          (CUSIP Number)

Michael A. Baldridge, P. O. Box 3032, Kings Hill, U.S. Virgin Islands, 00851 (340-719-0601)
(Name, Address and Telephone Number of Person Authorized to Receive Notices)

                          October 12, 2004
     (Date of Event which Requires Filing of this Statement)


CUSIP No. 02081R 10 8

     1.  Names of Reporting Persons.  Stonetree Group LLLP
         I.R.S. Identification Nos. of above Persons (entities only).
 66-0618186

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)___.

          (b) X .

     3.
_____________________________________________________________________
                          (SEC use only)

     4.   Source of Funds (See Instructions)  OO.

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). None; not applicable.

     6.   Delaware.

     Number of Shares         7.   Sole Voting Power: 9,238,155.
     Beneficially Owned       8.   Shared Voting Power: None.
     by Each Reporting Person 9.   Sole Dispositive Power: 9,238,155.
     With                    10.   Shared Dispositive Power: None.

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
   9,238,155.

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)___.

     13.  Percent of Class Represented by Amount in Row (11) 83.1%.

     14.  Type of Reporting Person (See Instructions) PN.

     Item 1. Alpine Air Express, Inc., a Delaware corporation (SEC File No. 000-27011 [the "Company"]); 1177 Alpine Air Way, Provo, Utah 84601; one mill ($0.001) par value common voting stock.

     Item 2.(a)  Stonetree Group LLLP
            (b)  P. O. Box 3032, Kings Hill, USVI 00851
            (c) Business and management consulting, investment banking services.
            (d)  None.
            (e)  None.
            (f)  None.

     Item 3. The Company's CEO, Eugene R. Mallette, and the Mallette Family, LLC, collectively transferred the subject shares to Stonetree Group LLLP as a capital contribution in exchange for partnership position. Mr. Mallette is a limited partner of the transferee, holding a partnership interest of less than 1%.

     Item 4. On October 8, 2004, Stonetree Group LLLP executed a Stock Purchase Agreement by which Universal Express, Inc., a Nevada corporation ("Universal Express") is to acquire up to 8,897,600 of the Company's issued and outstanding common stock (the "Agreement") in exchange for total consideration to Stonetree of $12 million. Stonetree is the entity from whom the controlling interest is to be obtained. In addition, at closing, Universal Express is to pay to the Company the sum of $2 million, to be used solely for usual and customary business purposes. Universal Express is also required to refinance up to $8 million in Company debt and, no later than January 31, 2005, to obtain the release of Stonetree from all guarantees for such indebtedness.

     The completion of the acquisition requires the performance of the following: (i) Universal Express' obtaining funding on acceptable terms no later than the closing date; (ii) the deposit of the purchase money with an approved escrow agent; and (iii) Universal Express' commencement and consummation of a cash tender offer to the Company's minority stockholders. There can be no assurance that each of these conditions will be met and that the transaction will be completed.

     Item 5.(a)  See Number 6, above.
            (b)  See Number 6, above.
            (c)  See Item 4, above.
            (d)  None; not applicable.
            (e)  Not applicable.

     Item 6.   See Item 4, above.

     Item 7.   Not applicable.

     After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                   Stonetree Group LLLP, by MSD Management
                                   LLC, sole general partner

Dated: 10/22/04                  By  /s/ Michael A. Baldridge
       --------                     -------------------------
                                    Michael A. Baldridge, CEO